BEEKMAN SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47069

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beekman Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Avenue, 15th Floor
(No. and Street)

NY	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lynette Federer 646.790.5703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group, LLC
(Name – *if individual, state last, first, middle name*)

400 Old Forge Lane, Suite 401	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Lynette Federer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beekman Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARTIN F. LIBRETT
Notary Public, State of New York
No. 02LI4752077
Qualified in New York County
Commission Expires ~~July 31, 20~~ 1/7/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEEKMAN SECURITIES, INC.
FINANCIAL STATEMENTS
December 31, 2018

TABLE OF CONTENTS

<u>Content</u>

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Beekman Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Beekman Securities, Inc., (the "Company") as of December 31, 2018, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. In our opinion, except for the effects of the adjustments, if any, as might have been determine to be necessary had we been able to examine evidence regarding loan receivable, prepaid expenses and artwork and accrued expenses, as described below, as well as the effects of recording prior year income in the current year and not recognizing income tax expense, the financial statements referred to above present fairly, in all material respects, the financial position of Beekman Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

We were unable to obtain evidence to support loans receivable stated at $7,500, prepaid expense stated at $2,290, and art work stated at $2,024 which are included in other assets at December 31, 2018 nor were we able to obtain audit evidence to support accrued expenses stated at $2,168 which is included in liabilities at December 31, 2018.

The Company has included a prior year income tax receivable in investment banking fees income, that in our opinion is attributable to a prior reporting period and the Company has not recorded income tax expense that in our opinion should be recognized against current year taxable income. If these amounts were properly reported, fee income would be reduced by approximately $2,300, and income tax expense would be increased by approximately $2,650. Accordingly, net income and ending stockholder's equity would be decreased by approximately $4,950 and $2,050, respectively.

Basis for Opinion

These financial statements are the responsibility of Beekman Securities, Inc.'s management. Our responsibility is to express an opinion on Beekman Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Beekman Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Except as discussed above, we conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital and aggregate indebtedness under rule 15c3-1 and exemption report under rule 17a-5(d)(4), except as noted above, has been subjected to audit procedures performed in conjunction with the audit of Beekman Securities, Inc.'s financial statements. The supplemental information is the responsibility of Beekman Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, except for the possible effects of such adjustments, if any, as might have been determined to be necessary had we been able to obtain audit evidence to support the assets and liabilities noted above, and the effect of the over-recorded fee income and unrecognized income tax expense, the computation of net capital and aggregate indebtedness under rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, CPAs

We have served as Beekman Securities, Inc.'s auditor since 2019.

Kennett Square, Pennsylvania
February 26, 2019

BEEKMAN SECURITIES, INC.
Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents	$ 91,263.36
Other assets	13,780.25
TOTAL ASSETS	$105,043.61

LIABILITIES AND STOCKHOLDERS EQUITY

Liabilities	
Accrued expenses	$ 2,168.50
Total Liabilities	$ 2,168.50
Stockholders' Equity	
Common Stock - $1 par value; authorized 20,000 shares, Issued and outstanding, 1,225 shares	1,225.00
Opening balance equity	415.70
Additional Paid-in Capital	283,507.00
Retained deficit	(182,272.59)
Total Stockholder's Equity	102,875.11
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$105,043.61

See Notes to Financial Statements

BEEKMAN SECURITIES, INC.
Statement of Operations
December 31, 2018

INCOME	
Investment Banking Fee	$110,464.47
Total Income	110,464.47
OPERATING EXPENSES	
Bank charges	181.00
Car & truck	149.91
Dues & subscriptions	3,820.15
Insurance	44,840.20
Other business expenses	1,305.00
Rent & lease	27,486.84
Taxes & licenses	1,632.54
Travel	19,549.29
Legal & professional services	3,000.00
Total Operating Expenses	101,964.93
Net Income	$ 8,499.54

See Notes to Financial Statements

BEEKMAN SECURITIES, INC.
Statement of Changes in Stockholders Equity
For the Year Ended December 31, 2018

	Common stock	Additional Paid in Capital	Retained Earnings	Opening Balance Equity	Total
Beginning of Year	1,225.00	220,007.00	(190,772.13)		30,459.87
Contributions		63,500.00			63,500.00
Net Income			8,499.54		8,499.54
Opening balance equity				415.70	415.70
End of Year	$ 1,225.00	$283,507.00	($182,272.59)	415.70	$102,875.11

See Notes to Financial Statements

BEEKMAN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from activities	
Net Income	$ 8,499.54
Adjustments to reconcile net income to net cash Provided by operating activities	
Decrease in accrued expenses	15,441.50
Decrease in other assets	(1.75)
Total adjustments	15,439.75
Contributions	63,500.00
Net cash used in operating activities	30,463.93
Net increase in cash and equivalents	56,975.36
Cash and equivalents, beginning	34,288.00
Cash and equivalents, end	$ 91,263.36

See Notes to Financial Statements

BEEKMAN SECURITIES, INC.
Supplemental Information
For the Year Ended December 31, 2018

Computation of Net Capital Under Rule 15c3-3 Of the Securities and exchange Commission

Computation of Net Capital Members' Equity	$102,875.00
Deductions – Non – Allowable Assets	13,780.00
Net Capital, as defined	89,095.00
Minimum net capital required	5,000.00
Net Capital in excess of minimum requirement	$ 84,095.00
Net Capital less greater of 10% of AI or 120% of Net Capital Req.	$ 78,095.00

Computation of Aggregate Indebtedness

Accounts payable and other liabilities	$ 2,168.50

Ratio of aggregate indebtedness to net capital

Total Aggregate indebtedness	$ 2,168.50	= 2.43%
Net Capital	$ 89,095.00	

The ratio of aggregate indebtedness to net capital is .0243 to 1
Compared to the maximum allowable ratio of 15 to 1.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (i).

See Notes to Financial Statements

BEEKMAN SECURITIES, INC.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2018

Information Relating to the Possession or Control Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (i).

Reconciliation of Computation of Net Capital

Net capital, per focus report	$ 89,095.00
Net Capital, as computed	$ 89,095.00
Aggregate indebtedness, per focus report	$ 2,168.50
Aggregate indebtedness, as computed	$ 2,168.50

Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (i).

See Notes to Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Beekman Securities, Inc., (the "Company"), was incorporated September 1990 and is registered broker dealer. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is subject to regulation by the United States Securities and Exchange Commission and FINRA. The Company is a non-clearing broker and does not handle any customer funds or securities.

The Company was formed to assist its clients in arranging financing for affordable housing and healthcare projects.

Revenue Recognition

The Company has adopted ASC 606. Pursuant to ASC 606, the Company's core principle for revenue recognition is to "depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services." The Company recognizes revenue when it satisfies its obligations under a contract by closing private placement transactions or when serving as a financial adviser for a closed transaction

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of the purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income

tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

During December 31, 2018, the company has net operating loss carryovers which amount to approximately $783 for income tax purposes that are available to offset future taxable income. The Company has provided for a full valuation allowance on the deferred tax asset due to the uncertainty of its realization.

Note 2 – Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 3 – Capital Transactions

No additional working capital loans were outstanding as of December 31, 2018.

Note 4 – Leases

The Company leases office space on a month to month basis at a cost of approximately $2,290 per month. For the year ended December 31, 2018, rent expense amounted to $27,486.

Note 5 – Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities Exchange Commission, which requires a broker dealer to have at all times sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2018, the Company had net capital, as defined, of $89,095 which exceeded the required minimum net capital by $84,095. Aggregate indebtedness at December 31, 2018 totaled $2,168 and the ratio of aggregate indebtedness to net capital was .0243.

Note 6 – Subsequent Events

The Company has evaluated subsequent events through February XX, 2019, the date of the financial statements were available for issuance.

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Beekman Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Beekman Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Beekman Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Beekman Securities, Inc. stated that Beekman Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Beekman Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Beekman Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, CPAs

Kennett Square, Pennsylvania

February 26, 2019

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

BEEKMAN SECURITIES, INC.
733 THIRD AVENUE
NEW YORK, NEW YORK 10017
646.790.5703

January 22, 2019

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2018

Dear Sir/Madame:

Beekman Securities, Inc. ("Beekman") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Beekman states the following:

Beekman met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year except as described below:

Net capital was insufficient for a period of time in the second and third quarters. The deficiency was caused by erroneously omitted consideration of the firm's IRA liability when monitoring net capital compliance, due to an inaccurate general ledger.

I, Robert Solomon, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Director

January 22, 2019